Exhibit 12.1

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Equity Distributions

(amounts in thousands)

	Nine Months ended September 30, 2012	Year ended December 31, 2011	Nine Months ended September 30, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006 (1)
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$267,669	$326,083	$249,435	$371,766	$77,220	$(1,077,601)	$205,000	120,868
Add: Fixed charges from below	161,919	183,067	136,629	156,852	289,374	564,614	617,504	430,384

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense, and fixed charges	$429,588	$509,150	$386,064	$528,618	$366,594	$(512,987)	$822,504	551,252

Fixed charges:
Interest expenses	$161,919	$183,067	$136,629	$156,852	$289,374	$564,614	$617,504	430,384
Total fixed charges	$161,919	$183,067	$136,629	$156,852	$289,374	$564,614	$617,504	430,384

Ratio of earnings (loss) to fixed charges	2.7	2.8	2.8	3.4	1.3	*	1.3	1.3

* Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.